NYEMASTER GOODE

NYEMASTER, GOODE, WEST, HANSELL & O'BRIEN, P.C.
ATTORNEYS & COUNSELORS AT LAW

James B. West
Edgar F. Hansell
R. Craig Shives
Keith E. Luchtel
Robert A. VanOrsdel
Richard J. Sapp
G. R. Neumann
Gregory P. Page
Randall G. Horstmann
Jay Eaton
Bradford L. Austin
Sara J. Sersland
Hayward L. Draper
Michael W. Thrall
Mark C. Dickinson
Gregory B. Wilcox

John F. Lorentzen
Rod Kubat
Steven J. Roy
Frank B. Harty
James C. Wine
Bruce W. Baker
Steven H. Lytle
Terry C. Hancock
Anthony A. Longnecker
Kevin H. Collins
Joseph A. Quinn
Wade H. Schut
Mark D. Aljets
G. Thomas Sullivan
Thomas H. Walton
Willard L. Boyd III

Jeffrey W. Courter
Hallie E. Still-Caris
David W. Benson
Brian J. Humke
Paula S. Dierenfeld
Coreen K. Sweeney
Antonio Colacino
Jill M. Stevenson
Angel A. West
Angela L. Watson Cook
Mary E. Funk
Randall D. Armentrout
Thomas M. Cunningham
Denise M. Mendt
Robert D. Andeweg
Debra L. Hulett

Mark A. Schultheis
John T. Clendenin
Neal K. Westin
Stephanie L. Marett
Cory R. Harris
Stephanie G. Techau
Patrick B. White
Brad C. Epperly
Scott A. Sundstrom
Angela C. Brick
Benjamin P. Roach
Victoria A. Feilmeyer
Jason L. Giles
K. Dwayne Vande Krol
Kathleen K. Law
Mitchell R. Kunert

Kristina M. Stanger Michael J. Dayton Anna W. Mundy Matthew R. Eslick Christian P. Walk David T. Bower Jay P. Syverson Ryan G. Koopmans Frances M. Haas
REGISTERED PATENT
ATTORNEYS
Glenn Johnson
Robert W. Hoke
Wendy K. Marsh
Ryan N. Carter
Sarah J. Gayer

OF COUNSEL
L. R. Voigts
Gerald J. Newbrough
Drew R. Tillotson
Frank B. Comfort
Russell E. Schrage
Roger L. Ferris
Luther L. Hill, Jr.
Keri K. Farrell-Kolb

February 16, 2011

VIA EDGAR AND EMAIL
Perry Hindin
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Breda Telephone Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on January 21, 2011
File No. 0-26525

Schedule 13E-3
Filed on January 21, 2011
File No. 5-85897

Dear Mr. Hindin:

We are in receipt of your letter dated February 10, 2011, providing comments of the Securities and Exchange Commission (the "Commission") on the Schedule 13E-3 and the Schedule 14A that were filed by Breda Telephone Corp. ("Breda") on January 21, 2011.  Breda filed this letter, Amendment No. 1 to the Schedule 13E-3 and an amended preliminary proxy statement on Schedule 14A (the "Preliminary Proxy Statement") with the Commission on the date of this letter.

Wade H. Schut
Direct Number: (515) 283-3146 • Facsimile: (515) 283-3108 • E-Mail: whs@nyemaster.com
700 Walnut, Suite 1600 • Des Moines, IA 50309-3899 • (515) 283-3100

With offices in Des Moines, Ames and Cedar Rapids

www.nyemaster.com

February 16, 2011

A redlined copy of Amendment No. 1 to Schedule 13E-3 and of the Preliminary Proxy Statement (exclusive of Appendix C and Appendix D) are being provided to you along with the email version of this letter for your convenience, as well as a copy of our firm's legal opinion that is referred to in numbered paragraph 1 below in this letter.  The changes reflected in the Preliminary Proxy Statement are intended to address the comments set out in your letter, as well as any necessary or appropriate corresponding changes, such as changes reflecting a new proposed mailing date and shareholder meeting date and changes in internal page cites within the Preliminary Proxy Statement.

Set forth below in bold-faced type are the Commission's comments contained in your letter, and immediately below each comment is Breda's response with respect to the comment. Any page numbers referenced in any of the responses refer to the page number in the redlined Preliminary Proxy Statement.

Schedule 13E-3

General

1.
We note that Breda is purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the Company private by causing the existing Class A Common Stock to be held by less than 300 shareholders of record.  Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the Class A Common Stock and newly authorized Class C Common Stock are separate classes of securities under Iowa law.  The analysis should include a detailed discussion and comparison of each feature of the Class A Common Stock and the Class C Common Stock and why the rights of each class support the opinion of counsel.  In your response letter, provide your legal analysis as to why the Class A Common Stock and the Class C Common Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.  Please support your analysis with citations to state statutory or case law, where appropriate.

Response 1

We have filed along with this letter, and enclosed along with the emailed version of this letter, our firm's opinion that the Class A Common Stock and newly authorized Class C Common Stock are separate classes of securities under Iowa law, and in particular under the Iowa Business Corporation Act.

Section 12(g)(5) of the Securities Exchange Act of 1934 (the "Exchange Act") defines the term "class" with respect to the securities of an issuer to include all securities that are of "substantially similar character and the holders of which enjoy substantially similar rights and privileges."  Based on this definition, we believe that the Rule 13e-3 reclassification transaction proposed by the Company will effectively divide the existing Class A Common Stock of Breda into two distinct classes of stock for purposes of determining whether Breda is eligible to deregister the existing Class A Common Stock under Section 12 of the Exchange Act and to suspend its disclosure and reporting obligations under the Exchange Act.

February 16, 2011

The United States Supreme Court has held that differences in the rights and privileges of the holders of securities is the key for determining the existence of different classes of securities.1  Among the rights and privileges noted by the Supreme Court were differences in voting rights, differences in the ability to transfer or negotiate the security, differences in the ability to pledge the security and differences in dividend or profit sharing rights.  It is clear that the holders of securities may have some rights and privileges in common and still be considered the holders of different classes of securities as long as the entirety of their rights and privileges are not substantially similar.

Furthermore, the Commission's staff has previously taken no-action positions in favor of similarly situated issuers who had issued two separate classes of securities.  The Staff took a no-action position in favor of an issuer that treated two classes of stock as separate classes of securities where one class was voting and one class was nonvoting.  Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79.673 (April 19, 1991).  According to the letter, the holders of nonvoting stock in Crawford and Company had voting rights only with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company's articles of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law.  Relying on the definition of a "class" of securities provided under Section 12(g)(5) of the Exchange Act, Crawford and Company argued that one class's lack of voting rights precluded its holders from enjoying "substantially similar rights" as persons holding an otherwise identical class of stock that could vote.  The Commission took a no-action position in favor of Crawford and Company's argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act.

Based on these authorities, we believe that the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock resulting from the proposed reclassification transaction will not "enjoy substantially similar rights and privileges" because the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock will hold securities with significant differences with respect to voting rights.  Specifically, the terms of the Class A Common Stock, Class B Common Stock and Class C Common Stock will differ with respect to voting rights as follows:

1   See, e.g., Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 (1985).

February 16, 2011

•	The Class A Common Stock under the Proposed Articles has voting rights with respect to all matters that will be presented to the shareholders of Breda.

•
The Class B Common Stock under the Proposed Articles has no voting rights, except only for any matter that must be voted upon by the Class B Common Stock shareholders under the express and affirmative requirements of the Iowa Business Corporation Act.  The only matters currently falling in that category are certain matters specified in Section 490.1004(1) of the Iowa Business Corporation Act, which matters are limited to certain types of amendments to the articles of incorporation of a corporation.

•
The Class C Common Stock under the Proposed Articles only has the right to vote on the following matters:  (i) the election of directors, (ii) the amendment of the Proposed Articles, and (iii) any matter that must be voted upon by the Class C Common Stock shareholders under the express and affirmative requirements of the Iowa Business Corporation Act.  As noted in the preceding paragraph, the only matters currently falling in the latter category are certain matters specified in Section 490.1004(1) of the Iowa Business Corporation Act, which matters are limited to certain types of amendments to the articles of incorporation of a corporation.

Again, therefore, the Class A Common Stock, Class B Common Stock and Class C Common Stock will have significant differences with respect to voting rights.  The Class A Common Stock, Class B Common Stock and Class C Common Stock therefore will not enjoy substantially similar rights and privileges and, as such, are separate classes of securities for purposes of the Exchange Act.

Preliminary Proxy Statement

General Information, page (i)

2.
We refer you to the fourth paragraph of this page.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

February 16, 2011

Response 2

Breda confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Effects of the Reclassification Transaction, page 16

3.
Item 1013(d) of Regulation M-A requires Breda to describe the effects of the Rule 13e-3 transaction on affiliates and unaffiliated security holders.  See Item 1013(d) of Regulation M-A and Instruction 2.  Please revise the disclosure accordingly.

Response 3

Pages 16 and 20-21 of the Preliminary Proxy Statement have been revised to specifically break out the discussion of the effects of the reclassification transaction on Breda's affiliates and unaffiliated shareholders.

4.
Since the Schedule 13E-3 was filed by Breda and Breda's directors and executive officers, the disclosure required by Item 1013(d) must also include the effect of the Rule 13e-3 transaction on each such filing person's interest in the net book value and net earnings of Breda in terms of both dollar amounts and percentages.  See Instruction 3 to Item 1013 of Regulation M-A.  Please supplement the disclosure accordingly.

Response 4

Page 21 of the Preliminary Proxy Statement has been revised by the addition of a paragraph that states there will be no change in any directors' or officers' interest in either the net book value or net earnings of Breda given that the reclassification transaction will not change the aggregate number of outstanding shares of Breda and that all shares after the reclassification transaction will continue to have the same rights with respect to dividends and all other distributions.

Fairness of the Going Private Transaction, page 27

5.
We note the statement on page 28 that the board considered certain material factors in reaching the board's conclusion that the reclassification transaction is substantively fair to Breda's shareholders.  Item 1014 of Regulation M-A requires that the filing persons discuss the material factors they relied upon in reaching their conclusion that the Rule 13e-3 transaction is fair to unaffiliated holders.  Please revise accordingly.

February 16, 2011

Response 5

Pages 28 and 29 of the Preliminary Proxy Statement have been revised to clarify that the factors and conclusions discussed in that section of the Preliminary Proxy Statement apply to Breda's unaffiliated shareholders.

6.
All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  We note that the discussion in this section does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to Item 1014.  If the board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

Response 6

Pages 33 and 34 of the Preliminary Proxy Statement have been revised to address the fact that Breda's board did not consider the factors noted in clauses (vi) and (viii) of Instruction 2 to Item 1014 of Regulation MA because those factors are not material in the context of the reclassification transaction.

Position as to the Fairness of the Rule 13e-3 Transaction by Breda's Affiliates, page 36

7.
Note that if the filing persons other than Breda's board have based their fairness determination on the analysis of factors undertaken by the board, such persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.  Please disclose in this section whether such persons expressly adopted the board's discussion and analyses of the factors beginning on page 27.  Note, however, that to the extent such persons did not adopt the board's discussion and analysis or the board's analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, such filing persons must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Response 7

Page 37 of the Preliminary Proxy Statement has been revised to add the statement that the directors and executive officers of Breda expressly adopt, as their own, the analysis and discussion of the fairness of the reclassification transaction as set forth on pages 28-37 of the Preliminary Proxy Statement.

February 16, 2011

Proposal 1--Article IV and V of the Proposed Articles, page 40

8.
Please consider including a table in this section that clearly illustrates what current shareholders will receive in the Rule 13e-3 transaction based upon (i) which of the three categories they fall into, e.g. Eligible Class A, Grandfathered Class C and Eligible Class C Shareholder, and (ii) the series of Class A Common Stock they currently hold.

Response 8

A table has been added on pages 42 and 43 of the Preliminary Proxy Statement that illustrates what Breda's current shareholders will receive in the Rule 13e-3 transaction based upon which of the categories of shareholders they fall into and the series of the Class A Common Stock they currently hold.

9.
Please revise the third bullet point on page 45 to confirm to Section 10 of Article IV of the Proposed Articles.  As currently written, this sentence inadvertently references Class B Common Stock instead of Class C Common Stock.

Response 9

The second reference to "Class B Common Stock" in the second bullet paragraph on page 47 of the Preliminary Proxy Statement has been revised to be a reference to "Class C Common Stock".

Form of Proxy Card

10.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response 10

Each page of the Ballot has been marked as "PRELIMINARY FORM OF BALLOT".

The written statement from each filing person which is required by the comment letter is being provided along with this letter.

February 16, 2011

We trust that the foregoing adequately responds to each of the Commission's comments with respect to the Schedule 13E-3 and the Preliminary Proxy Statement.  Please feel free to contact me at 515-283-3146 if you have any additional questions.

Respectfully submitted,

/s/ Wade H. Schut
Wade H. Schut

WHS:cls

Enclosures

February 16, 2011

Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:  Perry Hindin, Special Counsel

Re:	Breda Telephone Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on January 21, 2011
File No. 0-26525

Schedule 13E-3
Filed on January 21, 2011
File No. 5-85897

Ladies and Gentlemen:

In accordance with the comments of the staff of the Securities and Exchange Commission (the "Commission") contained in a letter dated February 10, 2011, relating to the above-referenced filings (the "Filings"), Breda Telephone Corp. ("Breda") and the individuals designated below, as the filing persons with respect to the Filings, acknowledge that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Other Filing Persons	Breda Telephone Corp.

/s/ David Grabner	By:	/s/ Charles Deisbeck
David Grabner, Director		Charles Deisbeck, Chief
Executive Officer

February 16, 2011

	By:	/s/ Jane Morlok
Jane Morlok, Chief
Financial Officer
/s/ Daniel Nieland
Daniel Nieland, Director

/s/ Rick Anthofer
Rick Anthofer, Director

/s/ Neil Kanne
Neil Kanne, Director

/s/ Clifford Neumeyer
Clifford Neumeyer, Director

/s/ Dean Schettler
Dean Schettler, Director

/s/ Daniel McDermott
Daniel McDermott, Director

/s/ Charles Deisbeck
Charles Deisbeck, Chief Executive Officer

/s/ Jane Morlok
Jane Morlok, Chief Financial Officer

NYEMASTER GOODE

NYEMASTER, GOODE, WEST, HANSELL & O'BRIEN, P.C.
ATTORNEYS & COUNSELORS AT LAW

James B. West
Edgar F. Hansell
R. Craig Shives
Keith E. Luchtel
Robert A. VanOrsdel
Richard J. Sapp
G. R. Neumann
Gregory P. Page
Randall G. Horstmann
Jay Eaton
Bradford L. Austin
Sara J. Sersland
Hayward L. Draper
Michael W. Thrall
Mark C. Dickinson
Gregory B. Wilcox

John F. Lorentzen
Rod Kubat
Steven J. Roy
Frank B. Harty
James C. Wine
Bruce W. Baker
Steven H. Lytle
Terry C. Hancock
Anthony A. Longnecker
Kevin H. Collins
Joseph A. Quinn
Wade H. Schut
Mark D. Aljets
G. Thomas Sullivan
Thomas H. Walton
Willard L. Boyd III

Jeffrey W. Courter
Hallie E. Still-Caris
David W. Benson
Brian J. Humke
Paula S. Dierenfeld
Coreen K. Sweeney
Antonio Colacino
Jill M. Stevenson
Angel A. West
Angela L. Watson Cook
Mary E. Funk
Randall D. Armentrout
Thomas M. Cunningham
Denise M. Mendt
Robert D. Andeweg
Debra L. Hulett

Mark A. Schultheis
John T. Clendenin
Neal K. Westin
Stephanie L. Marett
Cory R. Harris
Stephanie G. Techau
Patrick B. White
Brad C. Epperly
Scott A. Sundstrom
Angela C. Brick
Benjamin P. Roach
Victoria A. Feilmeyer
Jason L. Giles
K. Dwayne Vande Krol
Kathleen K. Law
Mitchell R. Kunert

Kristina M. Stanger Michael J. Dayton Anna W. Mundy Matthew R. Eslick Christian P. Walk David T. Bower Jay P. Syverson Ryan G. Koopmans Frances M. Haas
REGISTERED PATENT
ATTORNEYS
Glenn Johnson
Robert W. Hoke
Wendy K. Marsh
Ryan N. Carter
Sarah J. Gayer

OF COUNSEL
L. R. Voigts
Gerald J. Newbrough
Drew R. Tillotson
Frank B. Comfort
Russell E. Schrage
Roger L. Ferris
Luther L. Hill, Jr.
Keri K. Farrell-Kolb

February 16, 2011

Board of Directors
Breda Telephone Corp.
112 East Main, P.O. Box 190
Breda, IA  51436

Re:           Reclassification of Stock under Articles of Restatement

Ladies and Gentlemen:

We have acted as counsel to Breda Telephone Corp., an Iowa corporation (the “Company”), in connection with the proposed reclassification of each share of the Company’s outstanding Series 1, Series 2 and Series 3 Class A Common Stock, depending upon the characteristics of the shareholder, into either one share of Series 1 or Series 2 Class A Common Stock or one share of Series 1 or Series 2 Class C Common Stock (the “Reclassification”).  The Reclassification will be effected through the adoption of the proposed Articles of Restatement (the “Restated Articles”), a copy of which is attached as Appendix A to the Company’s Preliminary Proxy Statement (as defined below).  You have requested our opinion as to whether the Reclassification will create separate classes of stock under the laws of the State of Iowa, such that the Company will be eligible to terminate registration of its Class A Common Stock under the Securities Exchange Act of 1934, as amended.

Board of Directors
Breda Telephone Corp.
February 16, 2011

In arriving at the opinion expressed below, we have reviewed:

1.	A copy of the Restated Articles;

2.	The current Articles of Restatement as filed with the Iowa Secretary of State on March 29, 2007;

3.
Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Amendment No. 1 to Schedule 13E-3, each as filed with the Securities and Exchange Commission on February 16, 2011; and

4.	Such matters of Iowa law, including the provisions of the Iowa Business Corporation Act (the “Act”), as we have in our judgment considered relevant or necessary to render the opinion set forth herein.

Section 601 of the Act permits an Iowa corporation to authorize one or more classes of stock in its articles of incorporation and provides that, if more than one class of stock is so authorized, the articles must prescribe a distinguishing designation for each class and must describe the terms, including the preferences, rights and limitations, of each class as so authorized by the articles.

The Restated Articles authorize three classes of stock which are primarily distinguished by the different voting rights associated with each class, as follows:

•
Class A Common Stock (divided among Series 1 and Series 2).  Holders of Class A Common Stock have unlimited voting rights and are entitled to vote on all matters that are submitted to the shareholders of the Company for action.  Holders of Series 1 Class A Common Stock are entitled to one vote on each matter submitted to the shareholders for action without regard to the actual number of shares held, and holders of Series 2 Class A Common Stock are entitled to one vote for each share held on all matters submitted to the shareholders for action.

•
Class B Common Stock has no voting rights, except only for any matter that must be voted upon by the holders of the Class B Common Stock under the express and affirmative requirements of the Act.  The only matters currently falling in that category are specified in Section 490.1004(1) of the Act relating to certain types of amendments to the Restated Articles that would effect a reclassification, or other change in the rights, preferences or limitations, of the Class B Common Stock.

Board of Directors
Breda Telephone Corp.
February 16, 2011

•
Class C Common Stock (divided among Series 1 and Series 2).  Holders of Class C Common Stock are entitled to vote on the election of directors, any proposed amendment of the Restated Articles and on any matter that must be voted upon by the holders of the Class C Common Stock under the express and affirmative requirements of the Act.  Holders of Series 1 Class C Common Stock are entitled to one vote on each matter submitted to them for action without regard to the number of shares held, and holders of Series 2 Class C Common Stock are entitled to one vote for each share held on matters submitted to them for action.

In determining whether the Class A Common Stock, the Class B Common Stock and the Class C Common Stock are separate classes of stock under Iowa law, we note as follows:

•	The Restated Articles provide a distinguishing designation for each of the three classes of stock as required by Section 601 of the Act.

•
The Restated Articles also include a description of the specific terms of each of the three classes of stock, including, in particular, a recitation of the voting rights of each class, which effectively distinguishes the rights, preferences and limitations of one class from another class as required by Section 601 of the Act.

•
The Restated Articles establish specific eligibility requirements for the holders of each of the three classes of stock, with the Class B Common Stock being eligible to be held by any person or entity that does not qualify as an eligible holder of Class A Common Stock or an eligible holder of Class C Common Stock.

•	The voting rights of the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock vary significantly from one class to the next, as follows:

o
The holders of Class A Common Stock have unlimited voting rights and are entitled to vote on any matter that must be submitted to the shareholders under the Act (e.g., the election of directors) or which the Board of Directors of the Company may choose to submit the shareholders for approval under the Act (e.g., proposed merger or dissolution of the Company).

o	The holders of Class B Common Stock have no voting rights with the limited exception of any matter that expressly requires the vote of the Class B Common Stock under the Act (as described above).

Board of Directors
Breda Telephone Corp.
February 16, 2011

o
The holders of the Class C Common Stock are entitled to vote on the election of directors, any proposed amendment to the Restated Articles and on any matter that expressly requires the vote of the Class C Common Stock under the Act.  As a result of these limited voting rights, the holders of the Class C Common Stock are not entitled to vote on a number of events, all of which would have a significant impact on the Company and its future, including a merger of the Company with another entity, a share exchange involving the Company and another entity, the sale of all or substantially all of the assets of the Company to another entity and the dissolution and liquidation of the Company.

o
Unlike holders of Class A Common Stock, holders of Class C Common Stock are not entitled to propose nominees for election to the Board of Directors of the Company or to vote on amendments to the Bylaws of the Company.

Based on the foregoing analysis, it is our opinion that the distinguishing characteristics of the three classes of stock as provided for in the Restated Articles – which results in the holder of one class having significantly different rights and privileges from the holders of the other two classes – are sufficient to constitute the Class A Common Stock, the Class B Common Stock and the Class C Common Stock as separate classes of stock under the Iowa Act.

Our opinion in this matter is subject to and limited by the foregoing:

1.
This letter is limited to matters arising under the laws of the State of Iowa as in effect on the date hereof.  We express no opinion as to the laws, rules or regulations of any other jurisdiction, including the federal laws of the United States of America.

2.	Except as expressly set forth herein, we express no opinion, and no opinion is implied or may be inferred, in connection with the Reclassification.

3.
The opinion expressed herein is made as of the date hereof and we do not undertake to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions and statements set forth above, including any changes in applicable law which may hereafter occur.

Board of Directors
Breda Telephone Corp.
February 16, 2011

This letter is solely for the use and benefit of the Board of Directors of the Company in connection with the transactions contemplated by the Reclassification and may not be used for any other purpose, furnished to any other person or entity or circulated, quoted or otherwise referred to for any other purpose without our prior written consent, except that we hereby consent to a copy of this letter being provided to the Securities and Exchange Commission in connection with its review of the Preliminary Proxy Statement.

Very truly yours,

NYEMASTER, GOODE, WEST, HANSELL &
O’BRIEN, P.C.